SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Grant of Options

Aviva Persons Discharging Managerial Responsibility
Aviva Savings Related Share Option Scheme 2007
2011 Invitation - Date of Grant - 29 September 2011

The following persons discharging managerial responsibility (PDMR) of Aviva plc have each been granted an option over Aviva plc Ordinary shares of 25p each under the Aviva Savings Related Share Option Scheme 2007. The options were granted in London on 29 September 2011.

Name	Date of Grant	Option Price	No of shares under option
Amanda Mackenzie	29.09.11	268p	3,358
Cathryn Riley	29.09.11	268p	3,358
Alain Dromer	29.09.11	268p	5,680
Igal Mayer	29.09.11	268p	5,923

This notification is made in accordance with DTR 3.1.4.

For press enquiries, please contact:
Andrew Reid                                                                +44 (0)20 7662 3131
Sue Winston                                                                +44 (0)20 7662 8221

For any other queries, please contact:
Kirstine Cooper, Group General Counsel and Company Secretary
+44 (0)20 7662 6646

Elizabeth Nicholls, Assistant Company Secretary
+44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 September 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary